UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of MARCH, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
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Date:   March 2, 2006                      /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY

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                          NEWS RELEASE - MARCH 2, 2006

               AMERA GRANTED COCHA COPPER-SILVER PROPERTY IN PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to report that it has received confirmation from the Peruvian government that it has been granted concessions totaling 2,400 hectares over the Cocha sediment-hosted copper-silver project in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima. Amera now holds a 100% interest in this exciting new property through its wholly-owned subsidiary Recursos de los Andes.

As previously reported (News Release 2006-1, January 13, 2005), results from preliminary sampling of the property include a series of contiguous composite chip samples that average 0.8% copper and 10 g/t silver over 80 metres, including a 10-metre interval assaying 2.69 % copper and 24.4 g/t silver, at the discovery outcrop. A 1.25km long and up to 500m wide northwest-oriented copper-silver soil anomaly is centred on the discovery outcrop; soil values range from 5 to 1,910 ppm copper and from <0.2 to 4.7 g/t silver; the anomaly is open along strike in both directions and to the north. Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation.

Due to the high quality copper-silver target that has been identified by the preliminary exploration work on the Cocha property, permitting has commenced to extend road access to the main showing area and to conduct a preliminary trenching and drilling program as soon as possible. Meanwhile, further expansion of the soil grid, detailed rock sampling and geological mapping is underway to identify additional targets on the property.

As a result of Amera's ongoing aggressive generative program, aimed at identifying new high-potential projects, the Company has also recently applied for two additional properties, one in the same geological setting as Cocha, and a second in a porphyry copper-gold setting north of the Company's Cruz de Mayo and Acero properties in Cuzco. Details will be released once the concessions are granted.

Analyses for the samples reported herein were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work reported on in this released was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

Additionally, Amera will submit a Warrant Amendment Summary Form 4D to the TSX Venture Exchange for warrants issued through a private placement announced on March 8, 2004. The 2,750,000 warrants can be exercised at $1.20 until March 24 and March 31, 2006. The amendment will request a price adjustment to $0.60. This amendment to the price of the warrants is subject to approval of the TSX Venture Exchange and there will be no extension of the term of the warrants.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

NEWS RELEASE                                                       MARCH 2, 2006
AMERA RESOURCES CORPORATION                                               PAGE 2
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For further  information  please  contact  Nikolaos  Cacos,  President & CEO, at
1-800-901-0058   or   604-687-1828,   or   fax   604-687-1858,   or   by   email
info@ameraresources.com,    or    visit    the    Company's    web    site    at
http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2006 NUMBER 04